July 15, 2024

Cynthia Lo Bessette
President
Fidelity Ethereum Fund
c/o FD Funds Management LLC
245 Summer Street V13E
Boston, Massachusetts 02210

       Re: Fidelity Ethereum Fund
           Amendment No. 4 to Registration Statement on Form S-1
           Filed July 8, 2024
           File No. 333-278249
Dear Cynthia Lo Bessette:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 28, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-1
The Trust's Service Providers
Ether Trading Counterparties, page 78

1. We note the revisions you made in response to prior comment 5. Please tell us whether the Trust has entered into an agreement with any ether trading counterparty who has not consented to be identified as such in this Prospectus. Additionally, if the Trust has entered into an agreement with such an entity, please revise to identify that entity or tell us why you are not required to do so.
 July 15, 2024
Page 2

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:   Morrison C. Warren